TORONTO, ONTARIO--(Marketwire - Jan. 25, 2011) - Argonaut Gold Inc. (TSX:AR - News; "Argonaut" or the "Company") and Pediment Gold Corp. (TSX:PEZ - News; OTCBB:PEZGF - News; "Pediment") are pleased to announce that the shareholders of Pediment (the "Pediment Shareholders") have overwhelmingly approved a special resolution (the "Arrangement Resolution") authorizing the previously announced business combination (the "Business Combination") involving Argonaut and Pediment to be completed by way of statutory plan of arrangement (the "Arrangement") under the British Columbia Business Corporations Act and the shareholders of Argonaut (the "Argonaut Shareholders") have overwhelmingly approved an ordinary resolution (the "Share Issuance Resolution") authorizing the issuance of the common shares ("Argonaut Common Shares") of Argonaut in connection with Business Combination at the special meetings of the Pediment Shareholders (the "Pediment Meeting") and Argonaut Shareholders (the "Argonaut Meeting"), respectively, held earlier today.

The Arrangement Resolution was approved by 99.95% of the votes cast by Pediment Shareholders present in person or represented by proxy at the Pediment Meeting. In addition, as required by Multilateral Instrument 61-101 of the Canadian Securities Administrators, the Arrangement Resolution was approved by 99.94% of the votes cast by Pediment Shareholders excluding votes cast by interested parties. The total votes cast for the Arrangement Resolution represented approximately 47% of Pediment's total issued and outstanding common shares ("Pediment Common Shares"). The Share Issuance Resolution was approved by approximately 95% of votes cast by the Argonaut Shareholders present in person or represented by proxy at the Argonaut Meeting, representing approximately 80% of the total issued and outstanding Argonaut Common Shares.

"We are pleased with this strong vote of confidence from the shareholders on the business combination with Pediment. The merger with Pediment provides Argonaut with an early stage development project and an advance stage exploration project as well as several exploration holdings in the prolific Sonora Mojave megashear We will continue our commitment to value creation by focusing on the development of projects we now hold in our portfolio and seeking meaningful acquisitions within the Americas." said President and Chief Executive Officer of Argonaut Pete Dougherty.

Gary Freeman, President and Chief Executive Officer of Pediment, said "We could not be more pleased with the voting results received from the shareholders of Pediment and Argonaut. I would like to take this opportunity to thank the shareholders of Pediment for their support over the past six years. It is my belief that the Business Combination will provide significant value to the shareholders going forward. Argonaut has a very experienced and competent team along with a strong track record needed take the combined company to the next level."

Pursuant to the Business Combination, Argonaut will acquire all of the issued and outstanding Pediment Common Shares. Each Pediment Common Share will be acquired in exchange for 0.625 of an Argonaut Common Share. The Argonaut Common Shares issued in connection with the Business Combination are expected to be listed on the Toronto Stock Exchange after closing.

Completion of the Business Combination remains subject to, among other things, the final approval of the Supreme Court of British Columbia (the "Court"). Pediment expects to make the application to the Court for final approval of the Arrangement on January 25, 2011. The closing date of the Business Combination is expected to occur on or about January 27, 2011, provided that all of the conditions of the Business Combination are satisfied or waived.

About Argonaut Gold Inc.

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine and the exploration-stage La Fortuna Project, both located in the State of Durango, Mexico. For further information about Argonaut, including summary technical information, please see the Annual Information Form of Argonaut dated March 31, 2010 in relation to the year ended December 31, 2009.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut and the expected timing of the application to the Court and completion date of the Arrangement. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Contact:

Nichole Cowles
Argonaut Gold Inc.
Investor Relations Manager
(775) 284-4422 x 101
nichole.cowles@argonautgoldinc.com
www.argonautgoldinc.com

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